UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number
333-83930-04
Wachovia Commercial Mortgage Securities, Inc. (as depositor under the Pooling and Servicing Agreement, dated as of April 1, 2003, relating to the Wachovia Bank Commercial Mortgage Trust, Commercial
Mortgage Pass-Through Certificates, Series 2003-C4)
(Exact name of registrant as specified in its charter)

301 South College Street, Charlotte, North Carolina 28288-0166
(704) 374-6161
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Wachovia Commercial Mortgage Securities, Inc., Commercial Mortgage Pass-Through Certificates, Series
2003-C4
Classes A-1, A-2, B, C, D and E
(Title of each class of securities covered by this Form)

Not Applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a)or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) X
Rule 12h-3(b)(1)(i) X
Rule 12g-4(a)(1)(ii)
Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)
Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)
Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 26

Pursuant to the requirements of the Securities Exchange Act of 1934, Wachovia Commercial Mortgage
Securities, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LaSalle Bank National Association in its capacity as Paying Agent under the Pooling and Servicing
Agreement on behalf of Wachovia Commercial Mortgage Securities, Inc., Registrant

By: /s/ Cynthia Reis
Name: Cynthia Reis
Title: Senior Vice President

Date: May 18, 2005

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations
under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of
Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.